September 18, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention: Michael E. McTiernan, Esq. Special Counsel

                         Re: China Medicine Corporation.
                             Form SB-2 Filed on April 14, 2006
                             File No. 333-133283
                             ---------------------------------

Ladies and Gentlemen:

      China Medicine Corporation (the "Company"), is filing amendment No. 3 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff in its letter of comments dated August 15, 2006. Set forth below is the Company's response to Commission's comments.

Liquidity and Capital Resources, page 37
----------------------------------------

1. We note on page 29 that you have entered into an agreement with Guangzhou Ji'nan Science & Technology Industrial Group and Dongsheng Yao to jointly form a new company. We note that the agreement provides that you are to invest a total of approximately $2.2 million, of which $625,000 has been paid and the balance is due within two years. Please revise this section to disclose how you intend to fund the remaining $1,575,000. Please also disclose your current cash balance.

      The information in "Liquidity and Capital Resources" has been revised (i) to state that we expect that we will be able to fund our obligations pursuant to that agreement from our working capital and (ii) to show the cash balance at August 31, 2006.

Financial Statements and Notes General
--------------------------------------

2. Please update your financial statements, in accordance with Rule 310(g) of Regulation S-B.

      The financial statements have been updated to include our unaudited interim financial statements as of and for the six months ended June 30, 2006.

      Those financial statements reflect the accounting discussed in the responses to the comments that follow.

Unaudited Financial Statements for the Periods Ended March 31.2006 and 2005
---------------------------------------------------------------------------
Note 15 - Stockholders' Equity, page F-38 - F- 39
-------------------------------------------------

3. You estimated the fair market value of your warrants to be zero on the date of issuance and as of March 31, 2006. Tell us and disclose the method and significant assumptions used to estimate the fair value of your warrants.

      Please refer to the response to comment 4.

4. We have read your response to comment 12 and note that you still have not recorded value for the conversion feature because you determined it did not qualify as a beneficial conversion feature. Determination of whether a beneficial conversion feature exists does not preclude you from analyzing your conversion feature under EITF 00-19. As such, we reissue our previous comment.

Securities and Exchange Commission
September 18, 2006
Page 2

      You should evaluate your conversion feature to determine whether you need to bifurcate the conversion feature from the preferred stock and account for it at fair market value under SFAS 133. If you qualify for the scope exception under paragraph 11 (a) of SFAS 133, you would then consider guidance under APB 14. Please advise us and revise your filing as appropriate to reflect your consideration of EITF 00-19.

      Classification of the Series A Preferred Stock and Common Stock Warrants
      ------------------------------------------------------------------------

      The 3,120,000 shares of Series A Preferred Stock are convertible into 3,120,000 shares of common stock, at a conversion price of $1.25 (based on the liquidation preference of the Series A shares of $1.25).

      In addition to standard anti-dilution adjustments for stock splits and stock dividends, the conversion price of the Series A preferred stock is adjusted downwards if:

            (a) the Company sells securities with an exercise or conversion price less than the conversion price of the Series A Preferred;

            (b) if the Company's Adjusted EBITDA (as defined) for the year ended December 31, 2005 is less than $5,650,000; or

            (c) if the Company's fully diluted pre-tax income (as defined) for the year ending December 31, 2006 is below certain defined levels.

      As a result, the Series A Preferred Stock would not be considered to be "conventional convertible preferred stock," as that term is used in EITF Issues 00-19 and 05-02 because it is not convertible into a fixed number of shares. However, although the Series A Preferred Stock has a liquidation preference of $1.25 per share and does not have voting rights (except on matters that would adversely affect the rights of the holders), it has no redemption provisions and is not entitled to dividends. Accordingly, the preferred stock is more akin to an equity instrument than a debt instrument, as discussed in FAS 133, paragraphs 61(k) and 61(l). As an equity instrument, with no redemption provisions and no dividends, the risks and rewards of the embedded conversion option are considered to be clearly and closely related to the risks and rewards of the host instrument. Accordingly, in accordance with FAS 133, paragraph 12(a), the embedded derivative should not be bifurcated.

      We have reviewed the terms of the Series A Preferred Stock and have concluded that the only embedded derivative instrument is the conversion option, which, as discussed above, is not required to be bifurcated and accounted for separately as a derivative instrument liability.

      In addition to the Series A Preferred Stock, the Company issued 3,694,738 Common Stock A Warrants and 3,694,738 Common Stock B Warrants. The warrants are exercisable at a price of $1.75 per share and $2.50 per share, respectively, and expire after five years.

      The warrants contain the same anti-dilution provisions as the Series A Preferred Stock, i.e., the exercise price of the warrants is adjusted downwards under scenarios (a), (b) and (c) described above. However, the number of warrants is not changed in such circumstances, i.e., the number of shares issuable is fixed.

Securities and Exchange Commission
September 18, 2006
Page 3

      Both the Series A Preferred Stock and the Warrants are subject to a Registration Rights Agreement, which imposes liquidated damages for non-performance. The Company is required to file a registration statement registering the common shares underlying the preferred stock and warrants within 60 days of issuance (i.e., by April 9, 2006) and have the registration statement declared effective no later than 120 days after the filing date (i.e., by August 7, 2006). The registration statement was filed on April 13, 2006 but has not yet been declared effective. Liquidated damages of 1,025 shares of Series A Preferred Stock are payable for each day after the due dates, up to a maximum liquidated damages of 375,000 shares of Series A Preferred Stock.

      The Company accounts separately for liquidated damages under the Registration Rights Agreement in accordance with FAS 5, i.e., a liability for the fair value of the Series A Preferred shares expected to be issued is recorded when it becomes probable that a liability will be incurred (and it can be reasonably estimated). Consistent with the conclusions reached by the FASB at its meeting on June 20, 2006, which we understand the Board intends to promulgate in a forthcoming FASB Staff Position
      (FSP), the existence of the potential liquidated damages does not affect the evaluation of the appropriate accounting for the embedded conversion option of the Series A Preferred Stock or the Warrants, under FAS 133 or EITF 00-19.

      In evaluating the Warrants under FAS 133, paragraph 11(a) and paragraphs 12 - 32 of EITF 00-19, as summarized below, we have concluded that the Warrants should be accounted for as equity instruments, as the requirements of paragraphs 12 - 32 are met.

      EITF 00-19 paragraphs 12 - 32 tests                  Comments
      -----------------------------------------------------------------------------------------------------
      The contract permits the company to settle in        See discussion below.  The liquidated damages
      unregistered shares.                                 imposed by the Registration Rights Agreement
                                                           are not considered to be an "uneconomic
                                                           settlement alternative" and thus the Company
                                                           can settle the contract by delivering
                                                           unregistered shares and paying the liquidated
                                                           damages.

Securities and Exchange Commission
September 18, 2006
Page 4

      The company has sufficient authorized and            The Company has 90,000,000 common shares
      unissued shares available to settle the contract     authorized, 7,380,000 outstanding.  Assuming
      after considering all other commitments that may     conversion of the Series A Preferred Stock
      require the issuance of stock during the maximum     (3,120,000 shares), exercise of the Warrants
      period the derivative contract could remain          (7,389,476 shares) and issuance of  a maximum
      outstanding.                                         of 1,575,000 shares under the Company's Stock
                                                           Option/Incentive Plan, the Company would have
                                                           a total of 19,464,476 shares outstanding.

      The contract contains an explicit limit on the       The number of shares to be issued on exercise
      number of shares to be delivered in a share          of the warrants is capped at 7,389,476 and
      settlement.                                          there are no circumstances under which that
                                                           number would be increased (except for standard
                                                           anti-dilution stock splits etc.).

      There are no required cash payments to the           The Company is required to use its best
      counterparty in the event the company fails to       efforts to comply with its reporting and
      make timely filings with the SEC.                    filing obligations under the 1934 Act but
                                                           there are no required cash payments in the
                                                           event it fails to do so.

      There are no required cash payments to the           There are no such provisions in the agreement.
      counterparty if the shares initially delivered
      upon settlement are subsequently sold by the
      counterparty and the sales proceeds are
      insufficient to provide the counterparty with
      full return of the amount due (i.e., there are
      no cash settled "top-off" or "make-whole"
      provisions).

      The contract requires net-cash settlement only       There are no specific provisions or
      in specific circumstances in which holders of        circumstances in the contract that would
      shares underlying the contract also would            require net-cash settlement.
      receive cash in exchange for their shares.

      There are no provisions in the contract that         There are no such provisions.
      indicate that the counterparty has rights that
      rank higher than those of a shareholder of the
      stock underlying the contract.

      There is no requirement in the contract to post      No collateral is required.
      collateral at any point or for any reason.

Securities and Exchange Commission
September 18, 2006
Page 5

      The Warrants permit, but do not require, the holder to execute a "cashless" exercise if the common shares underlying the warrants are not registered. From the Company's perspective, although the Company cannot control the ability to deliver registered shares, as implicitly required by the Registration Rights Agreement, it can alternatively deliver unregistered shares and pay the liquidated damages imposed by the Registration Rights Agreement. Those liquidated damages are payable in additional shares of Preferred Stock (not in cash) and are capped at 375,000 shares. Because these liquidated damages represent a maximum of 12% of the number of shares of Series A Preferred Stock sold to the investors (3,120,000 shares) and represent less than 4% of the total common shares obtainable by the investors on conversion of the Preferred and exercise of the Warrants (10,509,476 shares), we believe that they represent no more than a reasonable discount for the difference between registered and unregistered shares. In consequence, delivery of unregistered shares and payment of the additional shares as liquidated damages is not considered to be an "uneconomic settlement alternative" and therefore the ability of the Company to settle the contract in unregistered shares is considered to be met.

                                    * * * * *

      Valuation of the Series A Preferred Stock and Warrants and Allocation of the Proceeds Received
      ------------------------------------------------------------------------

      We have used the Cox-Ross-Rubinstein binomial model to value the Warrants, at the time they were issued, based on the following factors:

      Assumption                              Preferred Stock        Warrants A         Warrants B
      ------------------------------------------------------------------------------------------------
      Common stock - fair value                    $0.81                $0.81             $0.81
      Conversion/exercise price                    $1.25                $1.75             $2.50
      Expected life                              Perpetual             5 years           5 years
      Volatility                                                         50%               50%
      Risk-free rate                                                    4.55%             4.55%

      Value                                        $0.81              $0.22066           $0.15322

      Shares                                     3,120,000           3,694,738          3,694,738

      Total value                               $2,518,615            $815,268           $566,117

      Aggregate gross proceeds                                      $3,900,000

Securities and Exchange Commission
September 18, 2006
Page 6

      Common stock - fair value:

      There is no established market for the Company's common stock. Accordingly, the fair value of the common stock of $0.81 has been estimated by determining the fair value that would equate the aggregate fair values of the Series A Preferred Stock and the Warrants to the gross cash proceeds received from the third-party investors, keeping all other valuation factors constant. Said another way, using the exercise price, expected life, volatility and risk-free rates set out above, what fair value must be assumed in order for the aggregate fair values to equal the gross cash proceeds received from the third-party investors? The reasonableness of the estimated fair value as at February 8, 2006 of $0.81, as determined in this manner, is discussed further below.

      Because the Series A Preferred Stock is not redeemable and does not receive dividends, it has been valued based on the equivalent number of common shares that the holder will obtain on conversion.

      Expected life:

      The Series A Preferred Stock is `perpetual' and has no redemption provisions (except in liquidation) and is not entitled to dividends. Accordingly, for purposes of valuing the Series A preferred stock, it has been valued based on the equivalent number of common shares into which it can be converted.

      For the Warrants, the five year contractual life of the Warrants has been used.

      Volatility:

      Because there is no trading market for our common stock, we have no historical data on which to base an estimate of volatility. Accordingly, we have considered the volatility that might be expected to occur for companies comparable to us and, based on a review of the historical volatility of three publically-traded companies whose business is similar to the Company's and who are classified in the same SIC code as the Company, we have assumed a volatility of 50% as being reasonably representative of the volatility that could be expected to occur in the future over the relevant periods.

      Risk-free rate:

      The risk-free rates used are based on Treasury Constant Maturity rates, published by the U.S. Federal Reserve, applicable to the expected life of the Warrants.

      Based on the above values, the gross proceeds received of $3,900,000 have been allocated between the Series A Preferred Stock and the Warrants and, net of issuance costs of $117,000, have been credited to additional paid-in capital.

      Because the conversion price of the Series A Preferred Stock ($1.25 per share) exceeds the deemed fair value of the Common Stock ($0.81) at the time it was issued, the Series A Preferred Stock does not have a Beneficial Conversion Feature that is required to be recognized.

      Fair value of our common stock

      As described above, the estimated fair value of our common stock as of February 8, 2006 has been derived as the value implicit in the cash proceeds paid by the third-party investors. This estimated fair value of $0.81 compares with other measures, as follows:

Securities and Exchange Commission
September 18, 2006
Page 7

                                                                                      Shares        Per
                                                                    Book Value     Outstanding     Share
      (1)     December 31, 2005                                     4,758,706        7,380,000     $0.65

      (2)     December 31, 2005, assuming sale of Series A
              Preferred Stock and Warrants                          8,658,706       10,500,000     $0.83

      (3)     March 31, 2006                                        8,916,797       10,500,000     $0.85

      (4)     Estimated fair value of common stock
              used to determine fair values of Series
              A Preferred and Warrants                                                             $0.81

      (5)     March 31, 2006, assuming exercise of Warrants        24,619,434       17,889,476     $1.38

            (1) Based on book value, as reported as of December 31, 2005 and the number of common shares outstanding as of February 8, 2006, immediately after the reverse merger and prior to issuance of the Series A Preferred Stock and Warrants

            (2) Based on book value, as reported as of December 31, 2005 and the number of common shares outstanding as of February 8, 2006, immediately after the reverse merger, and assuming issuance of the Series A Preferred Stock and Warrants and conversion of the Series A Preferred Stock

            (3) Based on book value, as reported as of March 31, 2006, assuming conversion of the Series A Preferred Stock

            (4) Estimated fair value at February 8, 2006, used for valuation purposes at that date.

            (5) Based on book value, as reported as of March 31, 2006, assuming exercise at that date of the Warrants and receipt of cash for exercise proceeds.

      Based on the above analysis, the Company believes that the estimated fair value at February 8, 2006 of $0.81 is reasonable in the circumstances.

      Consistent with the foregoing, we have revised the statements of income and shareholders' equity, and Note 2, with respect to stock-based compensation, and Note 16, and we will file an amendment to the Form 10-QSB for the quarters ended March 31 and June 30, 2006.

      We are looking for an effective date on September 25, 2006. We would appreciate any expedited treatment you could give to this filing.

Securities and Exchange Commission
September 18, 2006
Page 8

      Notwithstanding the comments of the staff, we hereby acknowledge:

      o We are responsible for the adequacy and accuracy of the disclosure in the filing.

      o Staff comments or changes in response to staff comments in the proposed disclosure in do not foreclose the Commission from taking any action with respect to the filing; and

      o We may not assert staff comment may as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        s/ Senshan Yang
                                        Senshan Yang
                                        Chief Executive Officer